# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SINTX Technologies, Inc., CIK 0001269026
CUSIP: 829392703
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1885 West 2100 South, Salt Lake City, Utah (UT), 84119
Date of event which requires filing of this statement: 12/08/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001408053

## Reporting persons
- Gregg Richard Honigblum: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 201,067; shared voting power 0; sole dispositive power 201,067; shared dispositive power 0; aggregate amount beneficially owned 201,067 (5% of the class)
  Comment: The percentage ownership is based on an aggregate 4,019,624 shares of Common Stock of the Issuer outstanding as of December 8, 2025. The reporting person's ownership consists of (i) 201,067 shares of common stock.

## Item 1. Issuer
Name of issuer: SINTX Technologies, Inc.
Address of issuer's principal executive offices: 1885 West 2100 South, Salt Lake City, UT, 84119

## Item 2. Person Filing
Name of person filing: Gregg Richard Honigblum
Address of principal business office or, if none, residence: 1885 W 2100 S, Salt Lake City, UT 84119
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 201,067
Percent of class: * The percentage ownership is based on an aggregate 4,019,624 shares of Common Stock of the Issuer outstanding as of December 8, 2025. The reporting person's ownership consists of (i) 201,067 shares of common stock.
Sole power to vote or to direct the vote: 201,067
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 201,067
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Gregg Richard Honigblum: /s/Gregg Richard Honigblum, Gregg Richard Honigblum (12/09/2025)